SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company





PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:

    Barclays PLC

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of Barclays PLC

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:


               Registered Holder                                     Account Designation         Holding

               BANK OF IRELAND                                       426360                       40,739
               BANK OF NEW YORK                                                                  169,996
               BARCLAYS CAPITAL NOMINEES LIMITED                                              43,584,091
               BARCLAYS CAPITAL NOMINEES LIMITED                                                 972,593
               BARCLAYS CAPITAL NOMINEES LIMITED                                              12,310,711
               Barclays Capital Securities Ltd.                                                   25,132
               Barclays Capital Securities Ltd.                                                   98,842
               Barclays Global Investors Canada                                                  169,748
               Barclays Trust Co & Others                                                         38,837
               BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                                    575
               Barclays Trust Co DMC69 C 000000000000000000                                       16,262
               Barclays Trust Co E99 C 000000000000000000                                            659
               Barclays Trust Co NOMS & DYE                                                        5,145
               Barclays Trust Co R69 C 000000000000000000                                        604,501
               CHASE NOMINEES LTD                                    16376                     1,183,316
               CHASE NOMINEES LTD                                    28270                       790,627
               Clydesdale Nominees HGB0125                           32349601                      2,238
               Clydesdale Nominees HGB0125                           32449201                      7,226
               Clydesdale Nominees HGB0125                           49950001                      2,133
               Clydesdale Nominees HGB0125                           59396501                        915
               Clydesdale Nominees HGB0125                           59419801                        465
               Clydesdale Nominees HGB0125                           59441401                      5,125
               Clydesdale Nominees HGB0125                           59553401                      1,479
               Clydesdale Nominees HGB0125                           59571201                        657
               Clydesdale Nominees HGB0125                           59710301                        612
               Clydesdale Nominees HGB0125                           59732401                      2,049
               Clydesdale Nominees HGB0125                           59737501                      1,986
               Clydesdale Nominees HGB0125                           59738301                      2,588
               Clydesdale Nominees HGB0125                           59744801                      1,245
               Clydesdale Nominees HGB0125                           59778201                        842
               Clydesdale Nominees HGB0125                           64544201                      1,745
               Clydesdale Nominees HGB0125                           65136101                        704
               Clydesdale Nominees HGB0125                           66860401                        565
               Clydesdale Nominees HGB0125                           67940101                      9,338
               Clydesdale Nominees HGB0125                           68640801                      7,290
               Clydesdale Nominees HGB0125                           69108801                      1,006
               Clydesdale Nominees HGB0125                           69238601                      3,113
               Clydesdale Nominees HGB0125                           69296301                      5,730
               Clydesdale Nominees HGB0125                           69340401                        927
               Clydesdale Nominees HGB0125                           69447801                     12,765
               Clydesdale Nominees HGB0125                           69451601                     10,610
               Clydesdale Nominees HGB0125                           69732901                      7,298
               Clydesdale Nominees HGB0125                           69738801                        666
               Clydesdale Nominees HGB0125                           69744201                      2,788
               Clydesdale Nominees HGB0125                           69751501                      5,200
               Clydesdale Nominees HGB0125                           69829501                      1,179
               Clydesdale Nominees HGB0125                           69830901                      6,180
               Clydesdale Nominees HGB0125                           70295001                        705
               Clydesdale Nominees HGB0125                           70314001                        641
               Clydesdale Nominees HGB0125                           70331001                        837
               Clydesdale Nominees HGB0125                           70335301                      1,342
               Clydesdale Nominees HGB0125                           70339601                        848
               Clydesdale Nominees HGB0125                           70387601                        626
               Clydesdale Nominees HGB0125                           70388401                        928
               Clydesdale Nominees HGB0125                           70391401                        581
               Clydesdale Nominees HGB0125                           80750701                      3,877
               Clydesdale Nominees HGB0125                           80766301                        857
               Clydesdale Nominees HGB0125                           83011801                      1,014
               Clydesdale Nominees HGB0125                           86680501                        944
               Clydesdale Nominees HGB0125                           88608301                        758
               Clydesdale Nominees HGB0125                           120010601                     5,350
               Clydesdale Nominees HGB0125                           300000001                       916
               Clydesdale Nominees HGB0125                           310007101                     1,669
               Clydesdale Nominees HGB0125                           310042001                       999
               Clydesdale Nominees HGB0125                           310092601                     2,312
               Clydesdale Nominees HGB0125                           310128001                     1,162
               Clydesdale Nominees HGB0125                           310186801                       728
               Clydesdale Nominees HGB0125                           310205801                       599
               Clydesdale Nominees HGB0125                           310231701                       731
               Clydesdale Nominees HGB0125                           310246501                     9,119
               Clydesdale Nominees HGB0125                           310254601                     1,371
               Clydesdale Nominees HGB0125                           310255401                     7,918
               Clydesdale Nominees HGB0125                           310266001                       486
               Clydesdale Nominees HGB0125                           310311901                       893
               Clydesdale Nominees HGB0125                           310567701                       773
               Clydesdale Nominees HGB0125                           310589801                       454
               Clydesdale Nominees HGB0125                           310590101                       638
               Clydesdale Nominees HGB0125                           310594401                       783
               Clydesdale Nominees HGB0125                           700009301                       848
               Clydesdale Nominees HGB0125                           700066201                       776
               Clydesdale Nominees HGB0125                           700083201                       607
               Clydesdale Nominees HGB0125                           700106501                       797
               Clydesdale Nominees HGB0125                           700133201                       856
               Clydesdale Nominees HGB0125                           700204501                     1,299
               Clydesdale Nominees HGB0225                           59579802                      1,236
               Clydesdale Nominees HGB0225                           59727802                     11,187
               Clydesdale Nominees HGB0225                           70160102                      1,580
               Clydesdale Nominees HGB0225                           70383302                      3,645
               Clydesdale Nominees HGB0225                           87093402                      1,842
               Clydesdale Nominees HGB0325                           70309403                        717
               Clydesdale Nominees HGB0325                           87093403                        671
               Gerrard Nominees Limited                              602698                        1,034
               Gerrard Nominees Limited                              605704                          933
               Gerrard Nominees Limited                              607486                          722
               Gerrard Nominees Limited                              608459                          490
               Gerrard Nominees Limited                              611717                        3,700
               Gerrard Nominees Limited                              617906                        1,730
               Gerrard Nominees Limited                              640824                        5,000
               Gerrard Nominees Limited                              642367                        4,100
               Gerrard Nominees Limited                              642686                          723
               Gerrard Nominees Limited                              643975                        3,400
               Gerrard Nominees Limited                              647291                        2,100
               Gerrard Nominees Limited                              650668                        2,200
               Gerrard Nominees Limited                              652198                       10,000
               Gerrard Nominees Limited                              653035                        2,200
               Gerrard Nominees Limited                              659442                          950
               Gerrard Nominees Limited                              659645                        1,166
               Gerrard Nominees Limited                              660137                        1,000
               Gerrard Nominees Limited                              660430                        1,000
               Gerrard Nominees Limited                              660632                        1,750
               Gerrard Nominees Limited                              660758                        5,833
               Gerrard Nominees Limited                              660851                       10,000
               Gerrard Nominees Limited                              660968                        3,000
               Gerrard Nominees Limited                              768557                        8,500
               Gerrard Nominees Limited                              770101                        9,250
               Greig Middleton Nominees Limited (GM1)                                            686,754
               Greig Middleton Nominees Ltd (GM3)                    220805DN                     46,083
               INVESTORS BANK AND TRUST CO.                                                       68,400
               INVESTORS BANK AND TRUST CO.                                                       72,036
               INVESTORS BANK AND TRUST CO.                                                      603,045
               INVESTORS BANK AND TRUST CO.                                                      733,895
               INVESTORS BANK AND TRUST CO.                                                      111,921
               INVESTORS BANK AND TRUST CO.                                                    6,099,255
               INVESTORS BANK AND TRUST CO.                                                      408,257
               INVESTORS BANK AND TRUST CO.                                                      221,581
               INVESTORS BANK AND TRUST CO.                                                       37,679
               INVESTORS BANK AND TRUST CO.                                                        5,747
               INVESTORS BANK AND TRUST CO.                                                      277,050
               INVESTORS BANK AND TRUST CO.                                                      395,740
               INVESTORS BANK AND TRUST CO.                                                    2,456,998
               INVESTORS BANK AND TRUST CO.                                                   11,638,905
               INVESTORS BANK AND TRUST CO.                                                       18,322
               INVESTORS BANK AND TRUST CO.                                                      143,780
               INVESTORS BANK AND TRUST CO.                                                      526,226
               INVESTORS BANK AND TRUST CO.                                                       19,148
               JP MORGAN (BGI CUSTODY)                               16331                       574,899
               JP MORGAN (BGI CUSTODY)                               16338                       145,245
               JP MORGAN (BGI CUSTODY)                               16341                     1,319,270
               JP MORGAN (BGI CUSTODY)                               16342                       308,224
               JP MORGAN (BGI CUSTODY)                               16400                    19,260,028
               JP MORGAN (BGI CUSTODY)                               17011                        41,342
               JP MORGAN (BGI CUSTODY)                               18408                       103,058
               JPMorgan Chase Bank                                                               224,490
               JPMorgan Chase Bank                                                                63,382
               JPMorgan Chase Bank                                                                24,810
               JPMorgan Chase Bank                                                                23,870
               JPMorgan Chase Bank                                                                25,156
               JPMorgan Chase Bank                                                                35,548
               JPMorgan Chase Bank                                                               146,939
               JPMorgan Chase Bank                                                               213,062
               JPMORGAN CHASE BANK                                                               211,808
               JPMorgan Chase Bank                                                               348,125
               JPMorgan Chase Bank                                                                22,621
               JPMorgan Chase Bank                                                                20,188
               JPMorgan Chase Bank                                                               123,114
               JPMorgan Chase Bank                                                                15,670
               JPMorgan Chase Bank                                                               258,026
               JPMorgan Chase Bank                                                                 5,795
               JPMorgan Chase Bank                                                                24,351
               JPMorgan Chase Bank                                                                67,196
               JPMorgan Chase Bank                                                               237,160
               JPMorgan Chase Bank                                                               324,032
               JPMorgan Chase Bank                                                             1,308,006
               JPMORGAN CHASE BANK                                                                78,262
               Master Trust Bank                                                                  44,549
               Mellon Trust - US CUSTODIAN /                                                      95,994
               Mitsubishi Trust International                                                     18,218
               Mitsui Asset                                                                       40,461
               R C Greig Nominees Limited                                                      6,228,899
               R C Greig Nominees Limited a/c AK1                                              2,129,199
               R C Greig Nominees Limited a/c BL1                                                574,828
               R C Greig Nominees Limited a/c BL1                    RES                             680
               R C Greig Nominees Limited a/c CM1                                                 96,702
               R C Greig Nominees Limited GP1                                                    644,530
               R C Greig Nominees Limited GP1                        234092                        1,108
               R C Greig Nominees Limited SA1                                                    189,822
               Reflex Nominees Limited                                                             3,085
               Reflex Nominees Limited                                                             3,079
               STATE STREET BANK AND TRUST CO                                                    153,383
               STATE STREET BOSTON                                                             1,238,221
               Trust & Custody Services Bank                                                      24,089
               Trust & Custody Services Bank                                                       1,439
               ZEBAN NOMINEES LIMITED                                                          1,007,896

                                                                     Total                   122,896,820


 5. Number of shares/amount of stock acquired:

    See Additional Information


 6. Percentage of issued class:

    See Additional Information


 7. Number of shares/amount of stock disposed:

    N/A


 8. Percentage of issued class:

    N/A


 9. Class of security:

    Ordinary shares of 5p each


10. Date of transaction:

    16 August 2006


11. Date company informed:

    22 August 2006


12. Total holding following this notification:

    122,896,820


13. Total percentage holding of issued class following this notification:

    5.06%


14. Additional Information:


        Barclays PLC notified the Company that as at 16 August 2006 it had an interest in 122,896,820 ordinary shares of Prudential plc.


        Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

                                     -ENDS-


Contact name for Enquiries

Sylvia Edwards

020 7548 3826

Company official responsible for making notification

William Baldwin-Charles

020 7548 3719


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 August, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  William Baldwin-Charles

                                                   William Baldwin-Charles